Exhibit 1

AMERICAN ISRAELI PAPER MILLS LTD.
Industrial Zone, Hadera, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 24, 2008

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of the shareholders of American Israeli Paper Mills Ltd. (the “Company”) to be held at the registered office of the Company located at Industrial Zone, Hadera, Israel on June 24, 2008, at 10:00 a.m. (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

1.	To reelect the members of the Board of Directors.

2.	To approve insurance coverage for officers’ and directors’ liability.

3.	To reappoint Brightman Almagor & Co. a member of Deloitte Touch Tohmatsu as External Auditors of the Company for 2008.

4.	To change the name of the Company and to amend the Company’s articles of association accordingly.

5.	In addition, at the meeting the Company’s shareholders will be requested to consider the reports of the Company’s directors and auditors and the Company’s consolidated financial statement for the fiscal year ended December 31, 2007.

        The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

        Only the shareholders of the Company of record at the close of business on May 22, 2008 will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof. Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least forty eight (48) hours prior to the time of the Meeting.

        Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

By Order of the Board of Directors, Lea Katz Corporate Secretary

Hadera, Israel
May 26, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT

ANNUALGENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of American Israeli Paper Mills Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting of the shareholders of the Company to be held on June 24, 2008 at 10:00 a.m. (Israel time), at the Company’s offices located at Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof. A copy of the Notice of General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about May 26, 2008.

PROXIES; COUNTING OF VOTES

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy.

        Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares as well as a statement from the broker, bank or other nominee that it did not vote such shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

        The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

        Only shareholders of the Company of record at the close of business on May 22, 2008 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        To the extent you would like to state your position with respect to the proposal described in this Proxy Statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at Industrial Zone, Hadera, Israel, not later than June 1, 2008. Our Board of Directors may respond to your notice no later than June 6, 2007.

        Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

Quorum and Voting Requirements

        On May 12, 2008, the Company had outstanding 5,060,774 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

        At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

        Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. If a quorum is not present within thirty minutes from the time appointed for the adjourned Meeting, the Meeting will be cancelled.

This proxy statement and these proxy card shall be deemed to constitute voting deeds (Ktavei Hatzba’a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were owned beneficially, as of May 12, 2008, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group.

Name and Address:
Principal Shareholders:	Amount Beneficially Owned*		Percent of Class Outstanding

Clal Industries and Investments Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv,
Israel	1,921,861	(1)	37.98	(1)

Discount Investments Corporation Ltd. ("DIC")
3 Azrieli Center, the Triangle Tower, Tel Aviv,
Israel	1,085,761	(1)	21.45	(1)

Clal Insurance Enterprises Holdings Ltd.
37 Derech Menachem Begin, Tel-Aviv	229,365	(1)	4.53	(1)

Directors and Senior Managers

        As of May 12, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.

Directors:

Ronit Blum	**	**
Ari Bronshtein	**	**
Avi Fischer	**	**
Zvi Livnat	**	**
Amos Mar-Haim	**	**
Isaac Manor	**	**
Amir Makov	**	**
Roni Milo	**	**
Adi Rosenfeld	**	**
Avi Yehezkel	**	**
All officers and directors as a group	**	**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)	IDB Holding Corporation Ltd. (“IDBH”) holds 75.78% of the equity of and 76.05% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 73.88% of the equity of and voting power in DIC and 60.52% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

        IDBH is controlled as follows: (i) Ganden Holdings Ltd., or Ganden, which is a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, holds approximately 52.04% of the outstanding shares of IDBH (of which, approximately 14.31% of the outstanding shares of IDBH are held directly and approximately 37.73% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH and approximately 0.56% of the equity and of the voting power in IDBD,; (iii) Avraham Livnat Ltd., or Livnat, which is a private company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary (Avraham Livnat Investments (2002) Ltd.), approximately 12.36% of the outstanding shares of IDBH) (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Isaac and Ruth Manor holds, directly and through a majority-owned subsidiary (Manor Investments-IDB Ltd.), approximately 12.35% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

        Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC. Isaac Manor is also director of Clal.

        In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

        At the Meeting, eight directors are to be elected. In accordance with the Articles of Association of the Company and the Israeli Companies Law, all the directors of the Company retire from office at the Annual General Meeting, except for External Directors who are elected for three-year terms.

        Under the Israeli Companies Law, the Company is required to have at least two External Directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected at the General Meeting of Shareholders. The External Directors are elected for three-year terms.

        Ms. Ronit Blum and Mr. Amir Makov were elected as the External Directors of the Company as of March 1, 2005 and were reelected as of March 1, 2008. They both members of the Company’s audit committee and Mr. Makov is also a member of the compensation committee.

        During 2007, the Board of Directors met fourteen times, the audit committee met eight times and the compensation committee met three times. Each director attended at least 75% of the Board meetings held during 2007, except for Mr. Isaac Manor and Mr. Ari Bronshtein. Each member of the audit committee attended at least 75% of the audit committee meetings held during 2007. Each member of the compensation committee attended at least 75% of the compensation committee meetings held during 2007.

        The audit committee, the appointment of which is required by the Israeli Companies Law, engages in the Company’s internal audit affairs, decides whether to approve engagements or transactions with officers, interested parties or controlling shareholders of the Company, and is intended to assist the Board of Directors in its oversight of the Company’s financial reporting process. The Company does not currently have a nominating committee. The audit committee also serves as balance committee.

        The Articles of Association of the Company provide that any director may, by written notice, appoint any person who is approved by the directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present. The alternate director is entitled to notice of Board meetings and he will be remunerated out of the remuneration of the director appointing him. The alternate director shall vacate office if and when the director appointing him vacates his office as director, or remove him from office by written notice.

        The persons named in the table below are eligible for election and agreed to be elected as directors of the Company, each to hold office until the next Annual General Meeting and until their successors are duly elected. All of these persons are presently directors of the Company. The Board recommends that such persons be elected as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors are duly elected.

Name	Principal Occupation and Business Experience	Age	Director Since

Ari Bronshtein	Vice President of Discount Investments Corporation Ltd. Serves as director at various companies. Formerly served as Deputy CEO of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd.	39	2006

Avi Fischer	Director and Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Ltd, Deputy CEO of IDB Holdings Corporation Ltd., director of Discount Investments Corporation Ltd.and Chairman and director of several public and private companies of Ganden Group and IDB Group.	52	2004

Zvi Livnat(2)	Chairman of the Board of the Company since April 2006, Co-CEO of Clal Industries and Investments Ltd., Executive Vice President and director of IDB Holding Corporation Ltd., Deputy Chairman of IDB Development Corporation Ltd., director in Discount Investments Corporation Ltd., and other public and private companies.	55	2003

Amos MarHaim(1)(2)	Member of the Israel Accounting Standards Board, Director of various companies; Deputy Chairman of Phoenix Investments & Finances Ltd, Chairman of Migdal underwriting & Promotion of Investments Ltd.	70	1984

Isaac Manor	A director at various publicly-traded and privately-held companies within the IDB Group, IDB Holdings Ltd., IDB Development Ltd., Discount Investments Corporation Ltd. and Clal Industries and Investments Ltd and others; Chairman of companies in the David Lubinsky Group Ltd.	67	2003

Roni Milo	Served as chairman of Azorim between the years 2003-2006. Served as chairman of the Israeli cinema councilbetween the years 2003-2006. Director at Yahav Bank.Lecturer of social science in Bar Ilan University.	58	2007

Adi Rozenfeld	A businessman, Honorary Consul of Slovenia in Israel. A director at Clal Industries and Investments Ltd, Discount Investments Corporation Ltd., Property & Building Corp. Chairman of Association of Friends, Haifa University.	54	2004

Avi Yehezkel	An external director at Bank Yahav. Served as a Knesset member between 1992-2003, during these years alternately, served as Deputy Minister of transportation, Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.	50	2003

(1)	Member of the Audit Committee

(2)	Member of the compensation committee.

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that Ari Bronshtein, Avi Fischer, Zvi Livnat, Amos MarHaim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel be, and hereby are, each elected to hold office as directors of the Company until the close of the next annual general meeting.”

        The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

PROPOSAL NO. 2 – APPROVAL OF OFFICERS’ AND DIRECTORS’ LIABILITY INSURANCE

        According to the Israeli Companies Law, the Company may insure its officers and directors with respect to liability to which they may become subject as a result of any act conducted by them in their capacity as the Company’s officers or directors, subject to the approval of the Company’s shareholders at a General Meeting.

        The Company, as it has done in recent years, intends to continue to insure its officers and directors through directors and officers liability insurance with an aggregate coverage limit of $6 million, with Clal Insurance Company, which is a company controlled by a controlling shareholder of the Company. The terms of the insurance are according to market conditions and the customary arrangements in this sector. The premium payable for such insurance for the period from June 1, 2008 through May 31, 2009 will be approximately $40,000, the same as in 2007 and 2006.

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that the acquisition of an insurance policy from Clal Insurance Company on the terms set forth in the Proxy Statement be, and hereby is, approved.”

        The Board of Directors recommends that the shareholders approve such insurance.

PROPOSAL NO. 3 – APPOINTMENT OF AUDITORS

        At the Meeting, the shareholders will be requested to reappoint the firm of Brightman Almagor & Co, a member of Deloitte Touch Tohmatsu, Certified Public Accountants (Israel), to serve as External Auditors of the Company for 2008. Brightman Almagor & Co, has served as auditors of the Company since April 2007 and are considered by the Company’s management to be well qualified.

        One or more representatives of Brightman Almagor & Co will be present at the Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions.

        The auditors received approximately $150,000 for services rendered by them to the Company for fiscal year 2007 for auditing services. In 2007, the auditors rendered additional services (instructions and counseling regarding the implementation of section 404 of the Sarbanes Oxley Act) for which they received approximately $120,000.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that Almagor & Co., a member of Deloitte Touch Tohmatsu, Certified Public Accountants (Israel) be, and hereby is, appointed as the auditors of the Company for the year 2008.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 4 – TO CHANGE THE NAME OF THE COMPANY AND TO
AMEND THE COMPANY’S ARTICLES OF ASSOCIATION ACCORDINGLY

        At the Meeting, the shareholders will be requested to approve the change of the name of the Company from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. or to a similar name approved by the Israeli Registrar of Companies and to amend the Company’s articles of association accordingly.

        It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the change in the name of the Company from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. or a similar name approved by the Israeli Registrar of Companies, be and hereby is, approved, and the Company is authorized to amend the Company’s articles of association accordingly.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

REPORTS

        At the Meeting, the shareholders will consider reports of the Company’s directors and auditors and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007, all of which are set forth in the Company’s Annual Report. Shareholders will not be requested to take any action at the Meeting with respect to such reports or financial statements.

GENERAL

1.	A properly executed proxy in the enclosed form will be voted in accordance with the instructions thereon. If no instructions are given, it is the intention of the persons named in the proxy to vote for (1) the election of the slate of directors set forth in this proxy statement, (2) the approval of the insurance coverage of officers’ and directors’ liability, (3) the reappointment of Brightman Almagor & Co as External Auditors of the Company, and (4) the change of the name of the Company and the amendment of the Company’s articles of association accordingly.

2.	Approval of resolution No.1 and No. 3 requires a simple majority.

3.	With regard to resolution No. 2, it should be noted that Isaac Manor and Zvi Livnat may be deemed to be controlling shareholders of the Company. According to the Israeli Companies Law, the insurance of the directors who are deemed to be controlling shareholders does not require a special majority for its approval by the General Meeting of Shareholders, since the conditions of the engagement with the controlling shareholders regarding the directors’ and officers’ liability insurance is the same as with the other directors and officers of the Company, the engagement is within market conditions and is not expected to have a material influence on the profitability of the Company, its assets or liabilities and the Audit committee and the Board approved the above on May 11, 2008.

Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company to the Israeli Securities Authority (filed on May 12, 2008) then, the resolution regarding the controlling shareholders shall require the approval of the General Meeting, provided that one of the following applies:

a.	the majority of the votes cast approving such resolution includes at least 1/3 of the votes of shareholders (or any one on their behalf) voting at the General Meeting who do not have a personal interest in the approval of the transaction (the votes of abstaining shareholders will not be taken into account as part of the majority votes); or:

b.	the votes of the shareholders mentioned in section (a) above, who objected to such resolution constituted no more than 1% of all voting rights in the Company.

4.	The approval of resolution 4 requires a super-majority of 60% of the votes of shareholders, which are entitled to vote, attending the meeting and voting, without taking into consideration the votes of abstaining shareholders.

5.	The remuneration of the Company’s directors, including the External Directors and the directors who are deemed to be controlling shareholders of the Company, was fixed by the Board for the year 2008 at NIS 40,000 plus an additional NIS 1,550 for each meeting attended. The remuneration of the directors does not require the approval of the General Meeting according to the Israeli Companies law since it does not exceed the maximum amount permissible by applicable law. Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company to the Israeli Authority (filed on May 12, 2008) then, the resolution regarding the remuneration of the directors would require approval of the General Meeting by a simple majority and the resolution regarding the remuneration of the directors who are deemed to be controlling shareholders of the Company would require the approval of the General Meeting by a simple majority provided that one of the conditions set forth in section 3(a) or 3(b) occurs.

6.	The entire cost of soliciting proxies for the Meeting will be borne by the Company. Proxies will be solicited by mail and may be solicited personally by directors, officers and other employees of the Company who will not be compensated for such services. At the Company’s expense, it has retained American Stock Transfer and Trust Company, its transfer agent and registrar in the U.S., for the solicitation of proxies. In addition, brokerage houses and other custodians, nominees and fiduciaries holding Ordinary Shares of record but not beneficially, may be requested, at the Company’s expense, to forward proxy materials to the beneficial owners thereof.

OTHER MATTERS

        The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Hadera, Israel	LEA KATZ
May 26, 2008	Corporate Secretary